Cecilia Grierson 355 4° piso | Puerto Madero C1107 CPG – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

September 23, 2019

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Re: Loma Negra Compañía Industrial Argentina Sociedad Anónima.
Form 20-F for the fiscal year ended December 31, 2018.
Filed April 30, 2019.
File No. 001-38262.

Dear Sirs,

This letter sets forth Loma Negra Compañía Industrial Argentina Sociedad Anónima’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated August 14, 2019 (the “Comment Letter”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter from the Staff.

Form 20-F for the year ended December 31, 2018

Item 15. Controls and Procedures

Management’s annual report on internal control over financial reporting, page 139

1. We note your disclosure that this annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. The instructions to Item 15 of Form 20-F provide a transition period until you have filed an annual report with the commission for the prior year. Subsequent to the effectiveness of your Form F-1 on October 31, 2017, you filed your first annual report under Form 20-F for the period ended December 31, 2017 on April 27, 2018. Please advise or amend your Form 20-F to include management’s assessment on internal controls over financial reporting for the fiscal year ended December 31, 2018

Cecilia Grierson 355 4° piso | Puerto Madero C1107 CPG – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

Response:

In response to the Staff’s comment, the Company clarifies that (i) management’s assessment on internal control over financial reporting for the fiscal year ended December 31, 2018, was concluded as of the date of our 20-F filing, and (ii) it unintentionally omitted the disclosure.  That disclosure should have included the following wording:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2018.”

The Company will file Amendment No. 1 to Form F-20 (the “Amendment”) for the year ended December 31, 2018 via the EDGAR system of the Securities and Exchange Commission.  In addition, the Company will file updated Section 302 certifications signed by its chief executive officer and chief financial officer, respectively. In accordance with Question 161.01 of the Compliance and Disclosure Interpretations of the Exchange Act Rules, paragraph 3 can be omitted from the Section 302 certifications because there are no financial statements or other financial information contained in the Amendment.

Cecilia Grierson 355 4° piso | Puerto Madero C1107 CPG – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

Notes to the Consolidated Financial Statements

2. Bases of Preparation of the Consolidated Financial Statements
Impact of the initial application of IFRS 15 Revenue from Contracts with Customers, page F-11

2. Your disclosures indicate that you applied IFRS 15 in the current year and that the application of IFRS 15 did not have a material impact on the Group's consolidated financial statements. Please revise future disclosures to comply with the disclosure requirements of IFRS 15, to enable users to understand the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, please update your critical accounting policy for revenue recognition to reflect the new standard and any material estimates related to revenue recognition.

Response:

In response to the Staff’s comment, the Company acknowledges and respectfully informs the Staff that, in future filings, the Company expects to update the current disclosure and include the following disclosure in the section entitled “Critical Accounting Policies” or other similar section (as applicable) to our 20-F and Note 3.1 “Revenue recognition” to our consolidated financial statements:

•	Sales of goods
Revenue from the sale of the Company’s products is recognized when delivery has taken place and control of the goods has been transferred to customers. The customer obtains control of the goods when the significant risks and rewards of products sold are transferred according to the specific delivery terms that have been agreed with the customer. Revenue from sales is recognized based on the price specified on the invoice, net of discounts. No element of financing is deemed present as the sales are made with credit terms averaging less than 30 days depending on the specific terms agreed to with the Company, which is consistent with market practice. Generally, cement, aggregates and ready-mix concrete are not returned as a customer will only accept these products once they have passed a stringent quality check at delivery point.
•	Services rendered
Revenue from transportation services is recognized at the time the service is provided. The revenue is measured on the basis of the consideration defined in the contract with a customer.

While the Company believes that the disclosure contained in the Company’s Form 20-F for the year ended December 31, 2018 are sufficient to enable readers to understand the nature, timing and uncertainty of revenue and cash flows in connection with the Company’s contracts with customers, the Company hereby informs the Staff that, for purposes of the Company’s on-going commitment to enhancing its disclosure, it will include more detailed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment in its annual financial statements to be filed with the Form 20-F for the year ended December 31, 2019.

In addition, the Company respectfully advises to the Staff that there are no material estimates related to revenue recognition.

Cecilia Grierson 355 4° piso | Puerto Madero C1107 CPG – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

24. Reserves and Accumulated Other Comprehensive Income, page F-48

3. We note that you recorded a Facultative reserve within equity for future planned capital expenditures and other investment. Please tell us whether you have contracts in place for such expenditures or investments, and if so, your consideration for recording the reserves as liabilities at year end. Further, in future filings, please enhance your disclosures to discuss the capital expenditures and investments you are planning as part of your basis for the reserve.

Response:

The Company respectfully advises the Staff that:

a)
at the Company’s shareholders’ meeting held on April 25, 2018, the Company approved the allocation of its net profit for the year ended December 31, 2017 in a facultative reserve.  Based on current regulations in Argentina, once approved, the shareholders’ meeting must allocate 100% of the Company’s net profit. Accordingly, and due to the plans of the Company related to the construction of a new cement plant, the Company’s shareholders decided not to distribute dividends; and

b)
as of the date hereof, all the expenditures already incurred and the Company’s contracts in place for such constructions, as well as all related liabilities, have been recorded in the Company’s consolidated financial statements at year end in accordance with IFRS.

The Company confirms that it intends to revise its disclosures in future filings.

Sincerely,

__________________________________
Name: Marcos I. Gradin
Title: Chief Financial Officer